

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via E-Mail   September 19, 2018

Ken Atwood
Hunt Mining Corporation
23800 East Appleway Avenue
Liberty Lake, WA 99019

**Re: Hunt Mining Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2017
              Filed April 17, 2018
              File No. 333-182072**

Dear Mr. Atwood:

We issued comments to you on the above captioned filing on July 24, 2018. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 4, 2018.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact George K. Schuler, Mining Engineer at (202) 551-3718 or me at (202) 551-3795 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining